Exhibit 4
UNDER CERTAIN CIRCUMSTANCES AS PROVIDED IN THE RIGHTS AGREEMENT (DEFINED BELOW), RIGHTS ISSUED TO OR BENEFICIALLY OWNED BY ACQUIRING PERSONS OR THEIR AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS SHALL BE NULL AND VOID AND MAY NOT BE TRANSFERRED TO ANY PERSON.
Consolidated Graphics, Inc.
SUMMARY OF RIGHTS TO PURCHASE STOCK
(as amended)
On December 15, 1999, the Board of Directors of Consolidated Graphics, Inc. (the “Company”) declared a dividend on each outstanding share of common stock, $.01 par value per share (the “Common Stock”) of one right to purchase (individually a “Right” and collectively the “Rights”) Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”). The dividend was payable as of December 28, 1999 (the “Record Date”), to shareholders of record on that date. Each Right will, upon the occurrence of events, described below, that make it exercisable, entitle the registered holder to purchase from the Company one one-hundredth of one share of the Preferred Stock at a price of $160.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (as amended from time to time, the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company as the rights agent (the “Rights Agent”). The Board of Directors amended the Rights Agreement, effective as of July 10, 2006, to remove the requirement that certain actions of the Board of Directors be approved by majority of the Continuing Directors, as such term is defined in the Rights Agreement. The Board of Directors approved a second amendment of the Rights Agreement, dated effective as of September 25, 2007, to reduce the percentage of common stock ownership that would result in a person being deemed an Acquiring Person (defined below) from 15% to 10%, unless such person owned 10% at the date of the second amendment. The following description has been amended to reflect such changes.
Initially, the Rights are represented by all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights will be distributed.
The Rights will separate from the Common Stock on the Distribution Date, which is defined in the Rights Agreement as the earlier of (i) the tenth business day following the date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the Company’s Common Stock (the date of the announcement of such acquisition being the “Share Acquisition Date”) or (ii) the tenth business day (or such later date as may be determined by the Board of Directors before the Distribution Date occurs) after the commencement or public announcement of a tender or exchange offer that would, if consummated, result in a person or group becoming an Acquiring Person, whether any purchases actually occur pursuant to such offer or not. The definition of Acquiring Person under the Rights Agreement excludes (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company or any person organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (D) any person whose ownership of 10% or more of the Common Stock of the Company then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 10% beneficial ownership, (ii) a reduction in the number of issued and outstanding shares of Common Stock pursuant to a transaction or transactions approved by the Board of Directors or (iii) the ownership of 10% or more of the shares of Common Stock on the date of the second amendment of the Rights Agreement. Any person excluded from becoming an Acquiring Person by reason of clause (i), (ii) or (iii) above will nevertheless become an Acquiring Person if it acquires any additional shares of Common Stock, unless such acquisition of additional shares of Common Stock occurs by reason of a transaction falling within the scope of such clause (i) or (ii) or otherwise does not cause an increase in such person’s percentage ownership.

The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the shares of Common Stock. Until the Distribution Date or earlier redemption, exchange, expiration or termination of the Rights, new certificates representing shares of Common Stock issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date, with or without a copy of this Summary of Rights, will constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. The Rights will separate from the Common Stock upon the occurrence of the Distribution Date, and as soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 15, 2009 unless earlier redeemed or exchanged by the Company or unless they are terminated, in each case as described below.
The Purchase Price payable and the number of shares of Preferred Stock or other securities, including without limitation Common Stock, or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of shares of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or securities convertible into Preferred Stock at less than the Current Market Price (as such term is defined in the Rights Agreement) or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).
The number of outstanding Rights is also subject to certain adjustments from time to time in the event of, among other things, a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, before the Distribution Date.
Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will also be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
If a person becomes an Acquiring Person (a “Flip-In Event”) in a manner other than pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the Board of Directors determines to be fair to and in the best interests of the Company and its shareholders (a “Permitted Offer”), each holder of a Right who is not an Acquiring Person or related thereto as specified in the Rights Agreement will, if the Rights are not earlier redeemed, thereafter have the right to receive, upon exercise of such Right and payment of the Purchase Price, one one-hundredth of a share of Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities).
If, at any time on or after a Share Acquisition Date (i) the Company is acquired in a merger or other business combination transaction (in which any shares of Common Stock are changed into or exchanged for other securities or assets) other than certain mergers that follow a Permitted Offer or (ii) 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred in one or a series of related transactions (each of the events described in (i) and (ii) above being a “Flip-Over Event”), each holder of a Right (except Rights that have previously been voided) will thereafter have the right to receive, upon exercise of such Right and payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.
Fractions of shares of Preferred Stock (other than integral multiples of one one-hundredth of a share) which would otherwise be issued upon exercise or redemption of the Rights may, at the election of the Company, be evidenced by depositary receipts. The Rights Agreement also provides that the Company may pay cash in lieu of fractional shares.
At any time on or before the close of business on the tenth business day following a Share Acquisition Date (or such later date as may be authorized by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (the “Redemption Price”), payable at the election of the Company in cash or shares of Common Stock. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights and without any further action or notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

After the occurrence of a Flip-In Event and before a person becomes the beneficial owner of 50% or more of the Common Stock then outstanding, the Company may, if authorized by the Board of Directors, exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio per Right of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, subject to adjustment.
During any such time as the Rights are redeemable, the Company may amend the Rights in any manner, including without limitation an amendment to extend the time period during which the Rights may be redeemed, except that the Company may not, during such time, amend the Rights to decrease the Redemption Price or move forward the expiration date of the Rights. During any such time as the Rights are not redeemable, the Company may amend the Rights Agreement (a) to cure any ambiguity, defect, or inconsistency, (b) to make changes that do not materially adversely affect the interests of holders of the Rights (excluding the interests of any Acquiring Person), or (c) to shorten or lengthen any time period under the Rights Agreement, except that the Company may not amend the Rights Agreement to lengthen the time period governing redemption during any such time as the rights are not redeemable.
Until a Right is exercised, the holder thereof, as such, will not have any rights as a shareholder of the Company, including without limitation the right to vote or to receive dividends.
A copy of the Amendment to Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A/A dated September 28, 2007. A copy of the Rights Agreement, as amended, is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description herein by reference.

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